Gerald L. Baxter
Tel. 678.553.2430
Fax 678.553.2431
BaxterG@gtlaw.com

VIA COURIER

February 10, 2006

Ms. Rebekah J. Toton
Mail Room 4561
100 F Street, N.E.
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Scientigo, Inc. Amendment No. 2 to Form S-4 Filed February 10, 2006 File No. 333-129621

Amendment No. 2 to Schedule TO Filed February 10, 2006 File No. 5-52523

Dear Ms. Toton:

This letter is in response to your letter dated January 23, 2006, with respect to the referenced filings and Pre-Effective Amendment No. 2 to Form S-4 filed with the Commission contemporaneously with this letter.

Because the proposed rescission offer is no longer contained in the registration statement, many of the comments are no longer applicable. Where appropriate, we have noted when such comments have not been responded to because the proposed rescission offer is not part of the registration statement.

The following responds on a comment-by-comment basis to the numbered comments in your letter of January 23, 2006. All page references are to the marked copies of the Pre-Effective Amendment No. 2 to Form S-4 included with this letter. I have also included two clean copies of the Amendment for your information.

FORM S-4

Item No. 1

1.	COMMENT:

Please note the updating requirements of Item 310(g) of Regulation S-B.

RESPONSE:

We are aware of the updating requirements of Item 310(g) and such updated financial information has been included in the Amendment. See “SUMMARY CONSOLIDATED FINANCIAL STATEMENTS” (page 18), “MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - Comparison of the Three Months Ended November 30, 2005 to the Three Months Ended November 30, 2004” (pages 100-102) and “FINANCIAL STATEMENTS” (page 115).

2.	COMMENT:

Please refer to prior comment 1 from our letter dated December 9, 2005. We note that your beneficial ownership table contains information as of December 13, 2005. However the note at the bottom of page 72 indicates that these calculations include common stock issuable in certain circumstances within sixty days from September 30, 205. Please update your table to include all shares issuable pursuant to options or warrants each named beneficial owner has the right to acquire within 60 days of December 13th or the most recent practicable date.

RESPONSE:

The reference to September 30, 2005, was in error. The date has been changed to December 13, 2005. See “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS” (page 84).

3.	COMMENT:

We note that your description and discussion of the purpose and effect of the rescission offer throughout the registration statement. However, as currently presented, your disclosure appears to contain a bias towards encouraging investors to accept the exchange offer while discouraging acceptance of the rescission offer. In order to have a bona fide rescission offer, you should revise your disclosure to provide a more balanced and unbiased description of the rescission offer. Some example are, but not limited to:

• “The Rescission Offer is merely an offer to repurchase the Notes, the Warrants and the shares of our Common Stock issued upon the previous exercise of Warrants and conversion of Notes. No Note and Warrant Holder is required to accept our Rescission Offer. If you accept the Rescission Offer, you will not be able to participate in the exchange offer which is described elsewhere in this prospectus.” See cover page and page 24 of the prospectus. We note that similar disclosure is not provided regarding the exchange offer. In addition to providing more balanced disclosure with respect to the exchange offer, please explain your use of the word “merely” in the quote above. Do you intend to also disclose that the exchange offer is “merely” an exchange of the Notes and Warrants for A and B Notes and A and B warrants?

 • “If you do not accept the Rescission Offer, your Notes and Warrants, although freely tradable, will have a limited resale market, if at all.” See page 18. This risk appears to apply equally to the A and B Notes and A and B Warrants being offered in the exchange offer.

• “If you accept neither the Rescission Offer nor the Exchange Offer, you will be able to convert your notes into unrestricted shares of our Common Stock at any time prior to maturity of such Notes, but only at the less favorable conversion rate described above.” See page 41. See also, on pages 41-42, “If you accept neither the Rescission Offer not the Exchange Offer, you will be able to exercise your Warrants for unrestricted shares of our Common Stock but only during the Offering Period and only at the less favorable exercise price described above.”

• “Our intent is to exchange all outstanding Notes and Warrants.” See page 59. Revise to indicate that it is also “your intent” to engage in a bona fide rescission offer.

While you state on page 59 that neither you nor your board is making a recommendation as to whether investors should accept either offer, this is not clear from your current disclosure. The quotes above are examples of passages in the prospectus that clearly contrast the rescission offer as a less attractive or somehow less beneficial option for investors than the exchange offer. We note that your disclosure regarding the repayment terms of the Notes are not characterized as being “more favorable” than those of the A or B Notes. Please revise your disclosure to provide a balanced description of each offering.

RESPONSE:

Numerous changes throughout the Amendment have been made to address these comments to the extent they are still applicable. See “Cover Page,” “PROSPECTUS SUMMARY - The Exchange Offer” (pages 14, 15, 16), “RISK FACTORS - Risks Related to the Exchange Offer” (pages 26-27), “THE EXCHANGE OFFER - Questions and Answers About the Exchange Offer” (pages 49-53) and “ - Securities Offered in Exchange for Notes and Warrants; Differences in Rights of New A Notes and B Notes” (pages 60, 63).

4.	COMMENT:

Please refer to prior comment 7 from our letter dated December 9, 2005. Your disclosure throughout the prospectus (and in revised exhibits 4.8 and 4.13) states that the B Notes and B Warrants will be convertible/exercisable 12 months from the Exchange Expiration Date or such later date you have filed a registration statement that has been declared effective by the Commission for the purpose of issuing registered shares upon conversion/exercise of the B Notes and B Warrants. Please disclose that, pursuant to the terms of the B Notes, the company has agreed to use its best efforts to (i) file a registration statement with the SEC an obtain such effectiveness not later than 12 months from the Exchange Offer Expiration Date and (ii) maintain the effectiveness of such registration for so long as this Note is outstanding.

RESPONSE:

We have made appropriate changes to address the comment. See “THE EXCHANGE OFFER - Questions and Answers About the Exchange Offer” (pages 53-54) and “ - Securities Offered in Exchange for Notes and Warrants; Differences in Rights of New A Notes and B Notes Offered” (pages 58, 60).

5.	COMMENT:

We note that your response to prior comment 10. Please tell us the current status of your discussions with the State of California. Please tell us whether these discussions encompassed the rescission offer and your lack of cash to fully fund the rescission offer, and the result of these discussions, if any.

RESPONSE:

We filed our registration statement in the State of California and received clearance on December 30, 2005, subject to effectiveness of the registration statement with the SEC. We did not receive any comments on the lack of cash to fund the rescission offer nor did we have any discussions regarding that issue.

Cover page

6.	COMMENT:

Please refer to prior comment 12 from our letter dated December 9, 2005. Please limit your cover page to one page as required by Item 501(a) of Regulation S-B.

RESPONSE:

The cover page has been revised to satisfy the one page limit required by Item 501(a) of Regulation S-B.

Prospectus Summary, page 8

7.	COMMENT:

Because investors are being asked to make an investment decision as to whether or not to remain security holders with the company, you should fully disclose the implications of their decision. As such, please discuss in the beginning of the summary section on page 8 not only the business of the company, but also its financial situation and viability. Please disclose that the company has experienced net losses for the past several years, and that you have sufficient cash available for approximately three to five months of operations only. Please provide quantitative as well as qualitative disclosure.

RESPONSE:

The prospectus summary has been revised as requested. See “PROSPECTUS SUMMARY” (page 9).

8.	COMMENT:

Revise your summary descriptions of the rescission and exchange offering to provide a brief description of the purpose for undertaking each offering.

RESPONSE:

The summary description of the exchange offer has been revised as requested. See “PROSPECTUS SUMMARY - The Exchange Offer” (page 13).

9.	COMMENT:

Under the subheading “Effect of Rejection or Failure to Accept the Rescission Offer” on page 10, please expand to disclose that the Notes and Warrants have a conversion period that has already commenced and will continue through May 31, 2007 and May 31, 2010, respectively. Please disclose that the A Notes and A Warrants have a conversion period that lasts only 150 days, or approximately 5 months, from the end of the Exchange Offer Expiration Date, and that the conversion period of the B Notes and B Warrants does not start until 12 months from the Exchange Offer Expiration Date or such later date that you have filed registration statement that has not been declared effective by the SEC for the purpose of issuing registered shares upon conversion of the B Notes or B Warrants, respectively. Disclose that purchasers who accept the Exchange Offer will be subject to an approximately 7-month time period, starting 5 months after the end of the Exchange Offer Expiration Date, during which they may not convert their notes and warrants, but that purchasers who retain their original Notes and Warrants will not be subject to this black-out period. Also disclose that the company has sufficient cash available for approximately three to five months of operations only, such that there is a risk that the company will not be operational when the B Notes and B Warrants become exercisable.

RESPONSE:

We have made appropriate changes to address the comment. See “PROSPECTUS SUMMARY - The Exchange Offer” (pages 14, 15, 16).

10.	COMMENT:

Under the same subheading “Effect of Rejection or Failure to Accept the Rescission Offer” on page 10, please briefly discus the effect on purchasers’ ability to seek remedies under state and federal law if they reject the rescission offer. In your discussion, please address your inability to fully fund the rescission offer and how purchasers’ remedies are affected buy a rescission offer that is not fully funded.

RESPONSE:

This comment is no longer applicable.

Risk Factors, page 17

11.	COMMENT:

We note that your disclosure that “The following are some of the potential risks of an investment in our Common Stock…” Please revise to state, if true, that all material risks to investors, these offerings and your business are disclosed in the prospectus.

RESPONSE:

The requested revision has been made. See “RISK FACTORS” (page 24).

“We do not currently have sufficient cash on hand to fund the consummation of the Rescission Offer….” page 17

12.	COMMENT:

Please tell us how this risk factor and subheading is articulating a risk to those purchasers who choose to accept the rescission offer. Clearly disclose what a purchaser would expect to receive in the event that holders of Notes and Warrants accept the rescission offer but you do not have sufficient cash to fund the accepted rescissions. We note, for example, your statement on page 28 that in the event you do not have sufficient funds, you may have to seek additional capital sources or not consummate some portion of the Rescission Offer acceptances.

RESPONSE:

This comment is no longer applicable.

13.	COMMENT:

We note the statements in the second paragraph of this risk factor, starting with “We are at the point in the development …”, through the end of the risk factor. It appears that these statements address uncertainties relating to the company’s business and financial results going forward. Accordingly, it appears that these uncertainties would present more of a risk to those purchasers who choose to remain investors in the company, as compared to those purchasers who accept the rescission offer and are no longer invested in the company. As such, please move these statements to the subsection regarding risks related to the exchange offer, since the purchasers who accept the exchange offer will be affected by any future financial uncertainties of the company.

RESPONSE:

The requested revisions have been made. See “RISK FACTORS - Risks Related to the Exchange Offer” (pages 25-27). See also the revisions to “ - Risks Related to Our Business” (pages 27-28).

14.	COMMENT:

You state that you are “at a point in the development of [y]our company that projecting the cash needed to fund operations cannot be done with any significant degree of reliability due primarily to the uncertainty of the timing and collection of revenues. Therefore, projecting the collection of revenues which will begin after November 2005 and establishing a specific time projection for funding operations from current cash balances and such revenues is not possible.” Please explain this statement in better detail. Disclose the issues relating to timing and collection of revenues in the past and why this past history may not be helpful in projecting future cash flow. Describe any events that may have occurred that affect your ability to project the cash needed to fund operations. We note, for example, the transactions relating to the Find.com URL and Continental DataGraphics in November 2005. Consistent with the comment above, this discussion should be under the subsection regarding risks related to the exchange offer.

RESPONSE:

The risk factor, as revised with respect to the Company’s cash position, has been moved to “Risks Related to the Exchange Offer” (pages 25-27). See also the revisions to “Risks Related to Our Business” (pages 27-28).

15.	COMMENT:

In several places in the document, you state that “We believe a scenario without revenue or other capital resources in the near term is unlikely.” Please provide a basis for this statement. To what “other capital resources” are you referring? Please state whether you have any written or oral plans, arrangements, or understanding to obtain additional capital resources and disclose the material terms of these transactions. If any of these plans or arrangements may involve the issuance of securities of the company, please quantify the securities that may be issued. Again, this discussion should be under the subsection regarding risks related to the exchange offer.

RESPONSE:

The references to revenues have been deleted. With regard to other capital resources, see “RISK FACTORS - Risks Related to the Exchange Offer” (pages 25-26) and “MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - Liquidity and Capital Resources” (pages 101, 104).

16.	COMMENT:

Please expand to describe the “expense conserving actions” that may be taken.

RESPONSE:

The references to “expense conserving actions” have been deleted.

Rescission Offer

Questions and Answers About the Rescission Offer

Why are we making the Rescission Offer?, page 24

17.	COMMENT:

Please refer to prior comment 17 from our letter dated December 9, 2005. We note the revisions to the prospectus in response to our prior comment. However, you have not addressed herein and throughout the prospectus, as appropriate, the specific sections of the federal securities laws that may have been violated. Please revise.

RESPONSE:

This comment is no longer applicable except to the extent that a risk factor has been added which discusses the possible violation of the federal and state securities laws, the possibility of rescission actions and the possible unasserted claims. See “PROSPECTUS SUMMARY” (pages 9-10), “RISK FACTORS - Risks Related to the Exchange Offer” (page 26) and “MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - Liquidity and Capital Resources” (page 105).

18.	COMMENT:

You state that “We relied upon the exemption provided by Rule 506 of Regulation D to avoid the requirement to register the offer and sale of the Notes and Warrants under Section 5 of the Securities Act….” If you retain this statement, please revise to disclose that you attempted to rely on Rule 506, but it is the staff’s position that you are unable to adequately demonstrate the availability of the private placement exemption upon which you relied for the offering of the Notes and Warrants. Moreover, you should revise your disclosure to remove or revise any statements indicating that your “securities law compliance concerns” were solely the result of your compliance with other SEC disclosure obligations.

RESPONSE:

This comment is no longer applicable except to the extent that a risk factor has been added which discusses the possible violation of the federal and state securities laws, the possibility of rescission actions and the possible unasserted claims. See “PROSPECTUS SUMMARY” (pages 9-10), “RISK FACTORS - Risks Related to the Exchange Offer” (page 26) and “MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - Liquidity and Capital Resources” (page 105).

If I do accept the Rescission Offer, when will I receive my payment? page 27

19.	COMMENT:

You state in answer to this question that payment will be received on or before the fifth business day after the Rescission Expiration Date. Please expand to disclose what you will do in the event you do not have sufficient cash to fund all remitted rescissions.

RESPONSE:

This comment is no longer applicable except to the extent that a risk factor has been added which discusses the possible violation of the federal and state securities laws, the possibility of rescission actions and the possible unasserted claims. See “PROSPECTUS SUMMARY” (pages 9-10), “RISK FACTORS - Risks Related to the Exchange Offer” (page 26) and “MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - Liquidity and Capital Resources” (page 105).

If I do not accept the Rescission Offer of the Exchange Offer, can I sell…?, page 27

20.	COMMENT:

We note your disclosure regarding the tradability of the common stock issued upon exercise of the Warrants. As requested in our December 14, 2005 conference call with Jerry Baxter of Greenberg Traurig and Trevor Chaplick of Wilson Sonsini Goodrich & Rosati, please provide us with a detailed analysis as to why you believe you can issue freely tradable common stock underlying the Warrants for up to 150 days after the expiration of the offerings and then issue “restricted” common stock after such a date, especially when the Warrants are exercisable by their terms at all times. Tell us your basis for your belief that a “registered security” can become a “restricted security.” Tell us the exemption(s) you intend to rely upon for such issuances of “restricted securities.” Finally, tell us the basis for your assertion that you can deregister the shares of common stock not issued upon exercise of the Warrants while you continue to have outstanding Warrants that are at that time immediately exercisable into such common stock. In this regard, note that we consider the sale of a security that is convertible or exercisable into common stock within 12 months to be a sale of both the convertible security and the underlying common stock.

RESPONSE:

Appropriate revisions have been made to indicate that shares of Common Stock issued upon conversion of the Notes and/or exercise of the Warrants will not be freely tradable and will have restrictions on resale. See “THE EXCHANGE OFFER - Questions and Answers About the Exchange Offer” (pages 51, 52), “ - Securities Offered in Exchange for Notes and Warrants; Differences in Rights of New A Notes and B Notes” (page 61) and “PLAN OF DISTRIBUTION” (page 114).

21.	COMMENT:

Additionally, tell us if the demand registration rights disclosed in your Schedule TO, filed on June 10, 2005, will continue to exist and to be honored for securityholders who elect not to participate in the rescission or exchange offers. Please cite us to the specific location in the transaction documents where these demand registration rights were granted to the investors in the offering of the 6.4% convertible Notes and Warrants, as we were unable to ascertain the details of such provisions.

RESPONSE:

Our private placement memorandum for the original issuance of the Notes and Warrants contained a disclosure that the company would undertake to register the resale of the underlying shares of Common Stock upon the request of the holders of not less than 20% of the total Principal Amount of the Notes outstanding after the closing of the offering. We intend to satisfy this undertaking with respect to shares of Common Stock underlying any Notes and Warrants that remain outstanding following consummation of the Exchange Offer. See “THE EXCHANGE OFFER - Questions and Answers About the Exchange Offer” (pages 51, 52), “ - Securities Offered in Exchange for Notes and Warrants; Differences in Rights of New A Notes and B Notes Offered” (page 61) and “PLAN OF DISTRIBUTION” (page 114).

What remedies or rights do I have now that I will not have after …”, page 28

22.	COMMENT:

Please refer to prior comment 22 from our letter dated December 9, 2005. We note your response that the section has been revised as requested by our previous comment. However, you should revise this subheading to indicate that it is unclear what rights and remedies survive a rescission offer. You should also revise your disclosure on page 18 to provide disclosure similar to your disclosure here that the staff is of the opinion that under federal law an investor may still bring suit regardless of whether the rescission offer is accepted.

RESPONSE:

This comment is no longer applicable except to the extent that by accepting the Exchange Offer, the holders of the Notes and Warrants do not give up any potential rights they may have to bring a rescission action against the company. See “THE EXCHANGE OFFER - Questions and Answers About the Exchange Offer” (pages 49-50).

23.	COMMENT:

Please refer to prior comment 24 from our letter dated December 9, 2005. Please provide us with a detailed legal analysis to support your statement that “the federal courts in the past have rules that a person who rejects of fails to accept a rescission offer is precluded form later seeking similar relief.”

RESPONSE:

This comment is no longer applicable.

How will the Rescission Offer be funded?, page 28

24.	COMMENT:

Please refer to prior comment 2 from our letter dated December 9, 2005. In conjunction with our similar comment above, we continue to believe that greater more detailed disclosure on your ability to fund the rescission offer is needed. We note from your disclosure regarding liquidity and capital resources in your Form 10-QSB for the quarter ended November 31, 2005, that your cash declined more than $1 million during that quarter primarily as a result of operating losses. Revise to disclose the amount of the rescission offer that you will be able to fund from your existing cash balances. Also disclose the current cash on hand and how long you will be able to fund operations with this amount, absent additional capital resources. In this regard, we note that your discussion of liquidity in both the prospectus and in your Form 10-QSB for the quarter ended November 31, 2005, assume cash provided by unexercised warrants will fund on-going operations. However, you should revise your disclosure here and in your liquidity discussion to indicate whether your current capital resources plus additional capital & contractually committed to you is sufficient to fund your planned operations for a period of no less than twelve months from the date of the prospectus.

RESPONSE:

With respect to the recission offer, this comment is no longer applicable. However, we have added a detailed description of the company’s cash situation at several parts of the registration statement. See “PROSPECTUS SUMMARY - Scientigo” (page 9), “ - The Exchange Offer” (page 15), “RISK FACTORS - Risks Related to the Exchange Offer” (pages 25-26, 27), “ - Risks Related to Our Business” (pages 27-28) and “MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION - Liquidity and Capital Resources” (pages 101, 104).

Purposes of the Exchange Offer: Certain Effects of the Exchange Offer, page 50

25.	COMMENT:

Please refer to prior comment 36 from our letter dated December 9, 2005. We note your revisions to this section. However, it appears that all of the purposes discussed relate solely to the business purpose of the exchange offer as it relates to the A Notes and Warrants and does not specifically address the purpose of the offering of B Notes and Warrants. We note the third paragraph added on page 51 states “the Board provided a structure that would allow such holders [who elected to participate in the exchange offer to receive B Notes and not exercise any A Warrants] to participate in the equity ownership of Scientigo, but at less favorable conversion rates and exercise prices.” Since B Notes will convert into the same number of common shares as the Notes and the B Warrants have the same exercise price as the original Warrants, the business purpose for offering both A Notes and Warrants and B Notes and Warrants is not clear. Please revise your disclosure to state the business purpose of also offering B Notes and B Warrants as part of this exchange offering.

RESPONSE:

In connection with reviewing this comment, we determined to make a pricing change in the conversion rates of the A and B Notes. The A Notes are now convertible at $.90 New Principal Amount per share (previously $.96) and the B Notes are now convertible at $.98 New Principal Amount per share (previously $1.06). Therefore, the B Notes now have a conversion rate which is higher than the A Notes and lower than the Notes. We have made appropriate changes to reflect these different conversion rates and to better describe the purpose of offering the B Note and B Warrant alternative to the holders of the Notes and Warrants. See “THE EXCHANGE OFFER - Purposes of the Exchange Offer; Certain Effects of the Exchange Offer” (page 62).

Certain U.S. Federal Income Tax Considerations, page 61

26.	COMMENT:

Please refer to prior comment from our letter dated December 9, 2005. We note that the tax opinion filed as exhibit 8.1 opines only that “the original holder of an Old Note would not recognize any gain on an exchange of the Old Note for a New Note but instead, if the holder includes or has included in gross income any of the original discount that has accrued on the Old Note through the date of the exchange, would recognize a loss.” Please revise your disclosure in “Tax Consequences of the Exchange Offer” to summarize the opinion provided by counsel. Such discussion should be clearly disclosed as being the opinion of your tax counsel. Also, it appears that the tax consequence of the exchange of old warrants for new warrants is material to investors. Please revise or advise.

RESPONSE:

We have revised the tax disclosures to summarize our opinion as requested. See “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS - Tax Consequences of the Exchange Offer - Exchange of an Old Note for a New Note” (page 74). With respect to the tax consequences of the exchange of old warrants for new warrants, we have revised our disclosures to indicate that we are unable to render an opinion on such tax consequences. See “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS - Exchange of an Old Warrant for New Warrants” (page 78).

27.	COMMENT:

Finally, counsel should revise its opinion to consent to the discussion of the opinion in the prospectus.

RESPONSE:

The opinion has been revised as requested and to reflect that the rescission offer is no longer being made to the holders of the Notes and Warrants. See Exhibit 8.1 to the Registration Statement.

Exhibit 5.1: Opinion of Greenberg Traurig

28.	COMMENT:

Please revise to clarify the statement “upon proper acceptance of the rescission offer…” in subsection (b) of the third paragraph. Its meaning is unclear given that only investors who do not accept the rescission offer will retain Market Central securities.

RESPONSE:

The opinion has been revised to reflect that the rescission offer is no longer being made to the holders of the Notes and Warrants. See Exhibit 5.1 to the Registration Statement.

29.	COMMENT:

Please delete the statement indicating that the opinion may be relied upon only by Market Central, as investors are entitled to rely upon this opinion.

RESPONSE:

The opinion has been revised as requested. See Exhibit 5.1 to the Registration Statement.

Exhibit 8.1: Tax Opinion

30.	COMMENT:

Please file a signed copy of your tax opinion with the next amendment. We also note your disclaimer that this opinion speaks only as of the date thereof and that counsel has no obligation to update or supplement the prospectus. Please note that all opinions must be as of a date reasonably close the date of effectiveness of the registration statement. Should there be a delay in the effectiveness of this registration statement, you will be required to update your opinions.

RESPONSE:

The opinion has been revised as requested and executed. See Exhibit 8.1 to the Registration Statement.

Thank you for your time and consideration. We look forward to your response.

Sincerely yours,

Gerald L. Baxter

GLB:llm

CC: Trevor J. Chaplick